Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2015, or our 2015 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts.

We have been at the forefront of 3D printing innovation for more than 25 years. We offer a broad mix of technologies, deep industry expertise and the most flexible implementation options to meet our customers’ needs. We offer complete solutions for 3D printing, including printing systems, consumables, paid parts and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 14 Fused Deposition Modeling, or FDM, cartridge-based materials, 25 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan, Korea and Singapore. Our extensive global reach is well-positioned through a network of more than 200 resellers and selling agents around the world and an online channel. We have more than 2,600 employees and hold more than 800 granted or pending additive manufacturing patents globally.

We may make investments in strategic acquisitions, strategic alliances, property, plant and equipment, new technologies, process improvements, information technology, research and development projects, and human resource activities that we believe will help us pursue our product and solutions strategies and support future growth.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three months ended March 31, 2016 with the corresponding period in 2015.

Results of Operations

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2016		2015
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$167,906	100.0%	172,731	100.0%
Cost of sales	86,737	51.7%	126,643	73.3%
Gross profit	81,169	48.3%	46,088	26.7%
Research and development, net	25,115	15.0%	27,238	15.8%
Selling, general and administrative	76,387	45.5%	102,608	59.4%
Goodwill impairment	-	0.0%	150,400	87.1%
Change in fair value of obligations
in connection with acquisitions	727	0.4%	(13,256)	-7.7%
Operating loss	(21,060)	-12.5%	(220,902)	-127.9%
Financial income (expense), net	180	0.1%	(5,124)	-3.0%
Loss before income taxes	(20,880)	-12.4%	(226,026)	-130.9%
Income taxes	2,291	1.4%	(9,622)	-5.6%
Net loss attributable to Stratasys Ltd.	(23,141)	-13.8%	(216,288)	-125.2%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2016	2015	% Change
	U.S. $ in thousands
Products	$118,634	$126,667	-6.3%
Services	49,272	46,064	7.0%
	$167,906	$172,731	-2.8%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $8.0 million for the three months ended March 31, 2016, or 6.3%, as compared to the three months ended March 31, 2015. The decrease in products net sales was driven by a decrease in our systems revenues and was partially offset by an increase in our sales of consumables.

The decrease in systems and other products revenue reflects lower sales across all product lines, primarily our MakerBot desktop and entry-level Design series systems.

The number of systems shipped in the three months ended March 31, 2016 decreased to 5,125 units as compared to 7,536 units shipped in the three months ended March 31, 2015. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables net sales for the three months ended March 31, 2016 increased by 5.9% as compared to the three months ended March 31, 2015. The increase was driven by addition of advanced material offerings and our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $3.2 million for the three months ended March 31, 2016, or 7.0%, as compared to the three months ended March 31, 2015. The increase in services revenues was primarily attributable to maintenance contracts and service parts, reflecting our growing installed base of systems, as well as increase in SDM revenues.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2016		2015		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
North America	$98,038	58.4%	$97,549	56.5%	0.5%
EMEA	34,641	20.6%	37,627	21.8%	-7.9%
Asia Pacific	32,899	19.6%	35,305	20.4%	-6.8%
Other	2,328	1.4%	2,250	1.3%	3.5%
	$167,906	100.0%	$172,731	100.0%	-2.8%

Net sales for the three months ended March 31, 2016 in the North America region were relatively flat as compared to the three months ended March 31, 2015, due to higher services revenues and strong demand for our consumables offerings, partially offset by lower sales of our systems.

Net sales for the three months ended March 31, 2016 in the EMEA and Asia Pacific regions decreased by $3.0 million and $2.4 million, respectively, as compared to the three months ended March 31, 2015, due to lower sales of our systems, partially offset by higher consumables net sales.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2016	2015	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$61,696	$28,296	118.0%
Services	19,473	17,792	9.4%
	$81,169	$46,088	76.1%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2016	2015	% Change
Gross profit as a percentage of revenues from:
Products	52.0%	22.3%	132.8%
Services	39.5%	38.6%	2.3%
Total gross profit	48.3%	26.7%	81.2%

Gross profit attributable to products sales increased by $33.4 million, or 118.0%, to $61.7 million for the three months ended March 31, 2016, as compared to $28.3 million for the three months ended March 31, 2015. Gross profit attributable to products sales as a percentage of revenue increased to 52.0% for the three months ended March 31, 2016 as compared to 22.3% for the three months ended March 31, 2015.

The increase in gross profit attributable to products sales was primarily due to non-recurring impairment charges of $29.8 million, related to certain of MakerBot’s developed technology intangible assets, that were recorded during the three months ended March 31, 2015, decrease in intangible asset amortization expenses as well as changes in products mix that favored relatively higher-margin systems.

Gross profit attributable to services increased by $1.7 million, or 9.4%, to $19.5 million for the three months ended March 31, 2016, as compared to $17.8 million for the three months ended March 31, 2015. Gross profit attributable to services as a percentage of services revenues in the three months ended March 31, 2016 increased to 39.5%, as compared to 38.6% for the three months ended March 31, 2015. The increase in gross profit from services primarily reflects change in the mix of service offerings as well as the favorable impact of our cost-savings initiatives.

Operating Expenses

The amount of each type of operating expenses, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended March 31,
	2016	2015	% Change
	U.S. $ in thousands
Research and development, net	$25,115	$27,238	-7.8%
Selling, general and administrative	76,387	102,608	-25.6%
Goodwill impairment	-	150,400	-100.0%
Change in fair value of obligations in
connection with acquisitions	727	(13,256)	-105.5%
	$102,229	$266,990	-61.7%

Percentage of net sales	60.9%	154.6%

Research and development expenses, net for the three months ended March 31, 2016 decreased by $2.1 million, or 7.8%, as compared to the three months ended March 31, 2015. The decrease was primarily due to our costs-savings initiatives to help focus our research and development investments in new 3D printing solutions.

Research and development expenses, net as a percentage of sales were 15.0% in the three months ended March 31, 2016 as compared to 15.8% in the three months ended March 31, 2015. The decrease in research and development expenses as a percentage of net sales was primarily due to the factors discussed above. Despite the decrease in our research and development expenses, we remain committed to invest significant resources in research and development. Our continued investments in research and development projects are essential to our future growth and our ability to remain competitive in the AM market. Our research and development projects reflects our intention to continue focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications, as well as software solutions to create a leading 3D printing ecosystem. We are dedicated to effectively introducing our innovative technologies to the market in a timely manner.

Selling, general and administrative expenses for the three months ended March 31, 2016 decreased by $26.2 million, or 25.6%, to $76.4 million, as compared to $102.6 million for the three months ended March 31, 2015. Selling, general and administrative expenses were 45.5% as percentage of net sales for the three months ended March 31, 2016, as compared to 59.4% for the three months ended March 31, 2015.

The decrease in our selling, general and administrative expenses was primarily attributable to non-recurring impairment charges of $13.4 million, related to certain of MakerBot’s customer relationships intangible assets, that were recorded during the three months ended March 31, 2015, lower intangible asset amortization expenses and the favorable impact of our costs-savings initiatives, as well as lower reseller commissions.

During the three months ended March 31, 2015, we recorded a non-cash and non-tax-deductible goodwill impairment charge of $150.4 million related to our MakerBot reporting unit. During the three months ended March 31, 2016 no goodwill impairment charge was recorded.

Determining the fair value of our reporting units and intangible assets requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of Stratasys-Objet reporting unit and intangible assets to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of the our cash flows projections, warrant further interim impairment testing.

During the three months ended March 31, 2016, and 2015, the changes in fair value of obligations in connection with acquisitions resulted in a loss of $0.7 million and a gain of $13.3 million, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 6 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Three Months Ended March 31,
	2016	2015
	U.S. $ in thousands
Operating loss	$(21,060)	$(220,902)

Percentage of net sales	-12.5%	-127.9%

Operating loss for the three months ended March 31, 2016 amounted to $21.1 million compared to operating loss of $220.9 million for the three months ended March 31, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash impairment charges of $193.6 million related to MakerBot reporting unit, recorded during the three months ended March 31, 2015, and the favorable impact of our costs-savings initiatives, as well as additional factors as described above.

Financial income (expense), net

Financial income, net which is mainly comprised of foreign currencies effects and interest expense, net amounted to $0.2 million for the three months ended March 31, 2016, compared to financial expense, net of $5.1 million for the three months ended March 31, 2015.

Foreign currency transaction gains for the three months ended March 31, 2016 resulted from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro), were offset by revaluation of the fair value of our forward contracts that hedged the corresponding currency exposure. Financial expense, net for the three months ended March 31, 2015 were primarily due to foreign currency transaction losses that were partially offset by revaluation of the respective forward contracts.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, were as follows:

	Three Months Ended March 31,
	2016	2015
	U.S. $ in thousands
Income taxes	$2,291	$(9,622)

As a percent of loss before
income taxes	-11.0%	4.3%

Income taxes amounted to $2.3 million, which reflected a negative effective tax rate of 11.0% for the three months ended March 31, 2016, as compared to an effective tax rate of 4.3% for the three months ended March 31, 2015. Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for our U.S. subsidiaries tax losses.

During the three months ended March 31, 2016, we provided a valuation allowance of $11.9 million for our deferred tax assets related to our U.S. subsidiaries that are not expected to be realized in the near-term.

Our effective tax rate for the three months ended March 31, 2015 was impacted by goodwill impairment of $150.4 million associated with the Makerbot reporting unit which was non-tax deductible. In addition, the impairment of MakerBot intangible assets resulted in a reversal of related deferred tax liabilities amounting to $17.2 million. As a result, we recorded a valuation allowance in a corresponding amount of $17.2 million against deferred tax assets in respect of net operating losses as it is more likely than not that those deferred tax assets will not be realized in the near-term.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Three Months Ended March 31,
	2016	2015
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(23,141)	$(216,288)

Percentage of net sales	-13.8%	-125.2%

Diluted net loss per share	$(0.44)	$(4.24)

Net loss attributable to Stratasys Ltd. for the three months ended March 31, 2016 was $23.1 million as compared to net loss of $216.3 million for the three months ended March 31, 2015. This decrease of the net loss attributable to Stratasys Ltd. was due to the factors that were previously discussed, primarily the impairment charges related to the non-recurring, non-cash impairment charges of $193.6 million related to MakerBot reporting unit, recorded during the three months ended March 31, 2015, which were partially offset by the changes in revaluation of obligations in connection with acquisitions and higher income taxes.

Diluted loss per share was $0.44 for the three months ended March 31, 2016, compared to diluted loss per share of $4.24 for the three months ended March 31, 2015. The weighted average fully diluted share count for the three months ended March 31, 2016 was 52.1 million, compared to 51.0 million for the three months ended March 31, 2015.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, reorganization-related charges, and (y) excluding non-cash charges such as share-based compensation, amortization of intangible assets, impairment charges of goodwill and other long-lived assets and non-recurring changes of non-cash valuation allowance on deferred tax assets that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of impairment charges, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended March 31,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$81,169	$11,278	$92,447	$46,088	$47,321	$93,409
	Operating income (loss) (1,2)	(21,060)	25,013	3,953	(220,902)	220,126	(776)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(23,141)	23,737	596	(216,288)	218,312	2,024
	Diluted net income (loss) per share attributable
	to Stratasys Ltd. (4)	$(0.44)	$0.45	$0.01	$(4.24)	$4.28	$0.04

(1)	Acquired intangible assets amortization expense		10,414			14,905
	Impairment charges of other intangible assets		-			29,782
	Non-cash stock-based compensation expense		723			1,833
	Merger and acquisition and other expense		141			801
			11,278			47,321

(2)	Acquired intangible assets amortization expense		3,760			6,456
	Goodwill impairment		-			150,400
	Non-cash stock-based compensation expense		4,900			7,927
	Impairment charges of other intangible assets		-			13,423
	Change in fair value of obligations in connection with acquisitions		727			(13,256)
	Merger and acquisition and other expense		4,348			7,855
			13,735			172,805
			25,013			220,126

(3)	Corresponding tax effect and other tax adjustments		(1,276)			(1,814)
			$23,737			$218,312

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,098		53,143	50,956		52,341

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Three Months Ended March 31,
	2016	2015
	U.S $ in thousands
Net loss	$(23,171)	$(216,404)
Depreciation and amortization	23,496	28,907
Goodwill impairment	-	150,400
Impairment of other intangible assets	-	43,205
Deferred income taxes	(889)	(13,830)
Stock-based compensation	5,623	9,760
Change in fair value of obligations in connection with acquisitions	727	(13,256)
Foreign currency transactions loss and other non-cash items	(3,575)	8,755
Change in working capital and other items	29,373	6,367
Net cash provided by operating activities	31,584	3,904
Net cash used in investing activities	(77,606)	(11,668)
Net cash provided by (used in) financing activities	122	(9,651)
Effect of exchange rate changes on cash	1,484	(1,694)
Net change in cash and cash equivalents	(44,416)	(19,109)
Cash and cash equivalents, beginning of period	257,592	442,141
Cash and cash equivalents, end of period	$213,176	$423,032

Our cash and cash equivalents balance decreased to $213.2 million at March 31, 2016 from $257.6 million at December 31, 2015. The decrease in cash and cash equivalents in the three months ended March 31, 2016 was primarily due to net cash used in investing activities in an amount of $77.6 million, offset by net cash provided by operating activities of $31.6 million.

Our cash and cash equivalents balance decreased to $423.0 million at March 31, 2015 from $442.1 million at December 31, 2014. The decrease was primarily due to net cash used in investing activities of $11.7 million and net cash used in financing activities of $9.7 million, offset by net cash provided by operating activities of $3.9 million.

Cash flows from operating activities

We generated $31.6 million of cash from operating activities during the three months ended March 31, 2016. The net loss of $23.2 million was adjusted primarily due to depreciation and amortization of $23.5 million and non-cash stock-based compensation expense of $5.6 million and favorably affected by changes in working capital items of $29.4 million. Changes in working capital items that favorably affected our cash flow provided by operating activities were primarily attributable to decrease in accounts receivable of $15.6 million and an increase of $11.7 million of our other current liabilities. The changes in working capital reflect the improvement in our proactive procedures of working capital management.

We generated cash from operating activities of $3.9 million during the three months ended March 31, 2015. The net loss of $216.4 million was adjusted due to non-cash charges for impairment of goodwill and other intangible assets of $193.6 million, depreciation and amortization of $28.9 million, stock-based compensation expense of $9.8 million, foreign currency translation loss of $8.7 million and changes in working capital items of $6.4 million. Changes in deferred income taxes of $13.8 million and non-cash changes in the fair value of obligations in connections with acquisitions of $13.3 million unfavorably affected cash from operating activities.

Cash flows from investing activities

We used $77.6 million of cash in our investing activities during the three months ended March 31, 2016. Cash was primarily used for short-term bank deposits of $67.3 million and to purchase property and equipment in an amount of $7.6 million.

Our principal property and equipment purchases were for our new facility in Rehovot, Israel which is currently under construction and other equipment purchases primarily for the enhancement of our manufacturing capabilities of our facilities in the United States, as well as certain IT investments which we conduct globally.

We used $11.7 million of cash in our investing activities during the three months ended March 31, 2015. Cash was primarily used to property and equipment purchases of $14.4 million and to fund our acquisitions, and was partially offset by cash provided by the change in short-term bank deposits.

Cash flows from financing activities

Cash flows from financing activities for the three months ended March 31, 2016 included $0.1 million of cash from the exercise of stock options.

In the three months ended March 31, 2015 we used $9.7 million of cash in our financing activities. Cash of $11.6 million was used to finance our obligations in connections with acquisitions and was offset by proceeds of $2.0 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $554.2 million as of March 31, 2016, of which $280.2 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $182.5 million. Most of our cash and cash equivalents and short-term bank deposits are held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for at least the next twelve months.

As part of our business strategy, we may consider in the future and, as appropriate, make, acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our potential acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2015 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K of which this Operating and Financial Review is a part, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;
●	the extent of growth of the 3D printing market generally;
●	impairments of goodwill or other intangible assets in respect of companies that we acquire;
●	changes in our overall strategy, such as related to our cost reduction/ reorganization activities and our capital expenditures;
●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
●	the impact of shifts in prices or margins of the products that we sell or services we provide;
●	the impact of competition and new technologies;
●	global market, political and economic conditions, and in the countries in which we operate in particular;
●	government regulations and approvals;
●	litigation and regulatory proceedings;
●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;
●	impact of tax regulations on our results of operations and financial condition;
●	valuation allowances that we are required to record against our deferred tax assets; and
●

those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in our 2015 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 9-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.